                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*




                              PRISM SOLUTIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   742947 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               ROBERT A. FREEDMAN
                               FENWICK & WEST LLP
                              TWO PALO ALTO SQUARE
                               PALO ALTO, CA 94306
                                 (650) 494-0600
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                FEBRUARY 10, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                              (Page 1 of 4 Pages)
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                                  SCHEDULE 13D
CUSIP NO.  742947 10 4                                    PAGE 2 OF 4 PAGES
-----------------------------                          -------------------------


-------- -------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         THUAN D. PHAN
-------- -------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                             (a)[ ]
                                                                                      (b)[ ]

-------- -------------------------------------------------------------------------------------
   3     SEC USE ONLY


-------- -------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         EXCHANGE OF SHARES IN CONNECTION WITH THE ACQUISITION OF CUSTOMER FOCUS
         INTERNATIONAL, INC. BY PRISM SOLUTIONS, INC.
-------- -------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
         2(e)             [ ]

-------- -------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
---------------------- ------ ----------------------------------------------------------------
                         7    SOLE VOTING POWER
        NUMBER
          OF                  2,470,439
                       ------ ----------------------------------------------------------------
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY
        OWNED                 0
                       ------ ----------------------------------------------------------------
          BY             9    SOLE DISPOSITIVE POWER
         EACH
      REPORTING               2,470,439
                       ------ ----------------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER
         WITH
                              0
---------------------- ------ ----------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,470,439
-------- -------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES           [ ]


-------- -------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.0%
-------- -------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON

         IN
-------- -------------------------------------------------------------------------------------

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                                  SCHEDULE 13D
CUSIP NO.  742947 10 4                                    PAGE 3 OF 4 PAGES
-----------------------------                          -------------------------


ITEM 1. SECURITY AND ISSUER.

        This Schedule 13D relates to the Common Stock of Prism Solutions, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1000 Hamlin Court, Sunnyvale, California 94089.

ITEM 2. IDENTITY AND BACKGROUND.

        Mr. Phan's business address is c/o Prism Solutions, Inc., 1000 Hamlin Court, Sunnyvale, CA 94089. Mr. Phan's present principal occupation is serving as Vice President, Managing Director Prism Financial Applications Business Unit of the Issuer.

        Mr. Phan has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        Mr. Phan has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

        Mr. Phan is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Mr. Phan obtained the shares of the Issuer's Common Stock referenced by this Schedule 13D in exchange for shares of CFI Common Stock previously held by him in connection with the acquisition of Customer Focus International, Inc., a California corporation ("CFI"), by the Issuer through the merger of a wholly-owned subsidiary of the Issuer with and into CFI (the "Merger").

ITEM 4. PURPOSE OF TRANSACTION.

        Mr. Phan acquired the securities for investment purposes in connection with the Merger.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Mr. Phan is the beneficial owner of 2,470,439 shares of the Issuer's Common Stock, representing approximately 14.0% of the outstanding securities of such class. Mr. Phan has sole power to vote and dispose of such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        None.


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                                  SCHEDULE 13D
CUSIP NO.  742947 10 4                                    PAGE 4 OF 4 PAGES
-----------------------------                          -------------------------


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 24, 1998


                                            S/S THUAN D. PHAN
                                            ------------------------------------
                                            Thuan D. Phan